

Mail Stop 3233

February 3, 2017

<u>Via E-mail</u>
John L. Villano
Chairman, Co-Chief Executive Officer and Chief Financial Officer
Sachem Capital Corp.
23 Laurel Street
Brandford, CT 06405

> **Re:** **Sachem Capital Corp.**
> **Amendment No. 3 to Registration Statement on Form S-11**
> **Filed January 25, 2017**
> **File No. 333-214323**

Dear Mr. Villano:

We have reviewed your amended registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 27, 2017 letter.

<u>Dividend and Distribution Policy, page 48</u>

1. We note your response to our prior comments 1 and 2. To the extent you wish to continue to disclose an estimated dividend, please revise your filing to include the required disclosures outlined in Item 10(b)(2) of Regulation S-K pertaining to projections and forecasts. Your revised disclosure should also be presented in accordance with the AICPA's Guide, Prospective Financial Information. We may have further comment.

You may contact Becky Chow, Staff Accountant at 202-551-6524 or Shannon Sobotka, Staff Accountant at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel
Office of Real Estate and
Commodities

cc: Joel J. Goldschmidt
        Morse, Zelnick, Rose, & Lander, LLP
        Via E-mail